Exhibit (e)(5)

Employment Agreement

This Employment Agreement (the “Agreement”), dated as of August 7, 2013 (the “Effective Date”), is made by and between Athlon Holdings LP, a Delaware limited partnership (together with any successor thereto, the “Company”), and Jennifer L. Palko (the “Employee”) (collectively referred to herein as the “Parties”).

RECITALS

A.	It is the desire of the Company to assure itself of the services of the Employee to the Company beginning upon the Effective Date by entering into this Agreement.

B.	Employee and the Company mutually desire that Employee provide services to the Company on the terms herein provided.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and of the respective covenants and agreements set forth below, the Parties hereto agree as follows:

1. Employment.

(a) General. The Company shall employ Employee and Employee shall enter the employ of the Company, for the period and with the duties set forth in this Section 1, and upon the other terms and conditions herein provided.

(b) Employment Term. The term of employment under this Agreement (the “Term”) shall be for the period beginning on the Effective Date, and ending on the second anniversary thereof, subject to earlier termination as provided in Section 3. The Term shall automatically renew for additional one (1) year periods unless no later than ninety (90) days prior to the end of the otherwise applicable Term either party gives written notice of non-renewal (“Notice of Non-Renewal”) to the other, in which case Employee’s employment will terminate at the end of the then-applicable Term or any other date set by the Company in accordance with Section 3 and subject to earlier termination as provided in Section 3.

(c) Duties. Employee shall devote all of Employee’s working time and efforts to the business and affairs of the Company (which shall include service to its affiliates, if applicable), provided that Employee shall be permitted to (i) manage Employee’s personal, financial and legal affairs, (ii) participate in trade associations, and (iii) serve on the board of directors of not-for-profit or tax-exempt charitable organizations, in each case, subject to compliance with this Agreement and provided that such activities do not materially interfere with Employee’s performance of Employee’s duties and responsibilities hereunder. Employee shall perform the duties and responsibilities normally associated with the position of Vice President – Business Development and Engineering and as may from time to time be assigned to him by the Chief Executive Officer of the Company or his designee. Employee agrees to observe and comply with the rules and policies of the Company as adopted by the Company from time to time. Employee represents and covenants to the Company that he is not subject or a party to any employment agreement, non-competition covenant, nondisclosure agreement, or any similar agreement, covenant, understanding, or restriction that would prohibit Employee from executing this Agreement and fully performing his duties and responsibilities hereunder, or would in any manner, directly or indirectly, limit or affect the duties and responsibilities that may now or in the future be assigned to Employee hereunder.

2. Compensation and Related Matters.

(a) Annual Base Salary. During the Term, Employee shall receive a base salary at a rate of $265,000 per annum (the “Annual Base Salary”), which shall be paid in accordance with the customary payroll practices of the Company. Such Annual Base Salary shall be reviewed (and may be adjusted) from time to time by the Board of Supervisors (the “Board”) or an authorized committee of the Board, provided that such Annual Base Salary shall not be reduced for two years after the Effective Date.

(b) Bonus and Equity Compensation. During the Term, the Employee will be eligible to participate in an incentive program and an equity incentive plan established by the Board. The bonus awards payable under the incentive program shall be based on the achievement of performance goals to be determined by the Board or its designee.

(c) Benefits. During the Term, Employee may participate in such employee benefit plans and programs as the Company may from time to time offer to provide to its employees, pursuant to the terms and eligibility requirements of those plans, provided, however, Employee shall not be eligible to participate in a Company plan that provides medical, dental or life insurance benefits to the extent such Company plan is substantially comparable to one of the plans sponsored by Employee’s previous employer that Employee participates in as of the Effective Date, unless and until Employee ceases to participate in such substantially comparable plan of his previous employer.

(d) Vacation. During the Term, Employee shall be entitled to paid vacation in accordance with the Company’s vacation policy, as it may be amended from time to time. Any vacation shall be taken at the reasonable and mutual convenience of the Company and Employee.

(e) Expenses. During the Term, the Company shall reimburse Employee for all reasonable travel and other business expenses incurred by Employee in the performance of Employee’s duties to the Company in accordance with the Company’s expense reimbursement policy.

(f) Key Person Insurance. At any time during the Term, the Company shall have the right to insure the life of Employee for the Company’s sole benefit. The Company shall have the right to determine the amount of insurance and the type of policy. Employee shall reasonably cooperate with the Company in obtaining such insurance by submitting to physical examinations, by supplying all information reasonably required by any insurance carrier, and by executing all necessary documents reasonably required by any insurance carrier.

3. Termination.

Employee’s employment hereunder may be terminated by the Company or Employee, as applicable, without any breach of this Agreement under the following circumstances:

(a) Circumstances.

(i) Death. Employee’s employment hereunder shall terminate upon Employee’s death.

(ii) Disability. If Employee has incurred a Disability, as defined below, the Company may terminate Employee’s employment.

(iii) Termination for Cause. The Company may terminate Employee’s employment for Cause, as defined below.

(iv) Termination without Cause. The Company may terminate Employee’s employment without Cause.

(v) Resignation from the Company for Good Reason. Employee may resign Employee’s employment with the Company for Good Reason, as defined below.

(vi) Resignation from the Company Without Good Reason. Employee may resign Employee’s employment with the Company for any reason other than Good Reason or for no reason.

(vii) Non-extension of Term by the Company. The Company may give notice of non-extension to Employee pursuant to Section 1.

(viii) Non-extension of Term by Employee. Employee may give notice of non-extension to the Company pursuant to Section 1.

(b) Notice of Termination. Any termination of Employee’s employment by the Company or by Employee under this Section 3 (other than termination pursuant to paragraph (a)(i)) shall be communicated by a written notice to the other party hereto (i) indicating the specific termination provision in this Agreement relied upon, (ii) setting forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Employee’s employment under the provision so indicated, and (iii) specifying a Date of Termination which, if submitted by Employee, shall be at least thirty (30) days following the date of such notice (a “Notice of Termination”); provided, however, that in the event that Employee delivers a Notice of Termination to the Company, the Company may, in its sole discretion, change the Date of Termination to any date that occurs following the date of Company’s receipt of such Notice of Termination and is prior to the date specified in such Notice of Termination. A Notice of Termination submitted by the Company may provide for a Date of Termination on the date Employee receives the Notice of Termination, or any date thereafter elected by the Company in its sole discretion. The failure by the Company to set forth in the Notice of Termination any fact or circumstance which contributes to a showing of Cause shall not waive any right of the Company hereunder or preclude the Company from asserting such fact or circumstance in enforcing the Company’s rights hereunder.

(c) Company Obligations upon Termination. Upon termination of Employee’s employment pursuant to any of the circumstances listed in Section 3, Employee (or Employee’s estate) shall be entitled to receive the sum of: (i) the portion of Employee’s Annual Base Salary earned through the Date of Termination, but not yet paid to Employee, plus any accrued vacation earned through the Date of Termination, but not used by Employee; (ii) any expenses owed to Employee pursuant to Section 2(e); and (iii) any amount accrued and arising from Employee’s participation in, or benefits accrued under any employee benefit plans, programs or arrangements, which amounts shall be payable in accordance with the terms and conditions of such employee benefit plans, programs or arrangements (collectively, the “Company Arrangements”). Except as otherwise expressly required by law (e.g., COBRA) or as specifically provided herein, all of Employee’s rights to salary, severance, benefits, bonuses and other amounts hereunder (if any) shall cease upon the termination of Employee’s employment hereunder. In the event that Employee’s employment is terminated by the Company for any reason, Employee’s sole and exclusive remedy shall be to receive the severance payments and benefits described in this Section 3(c) or Section 4, as applicable.

(d) Deemed Resignation. Upon termination of Employee’s employment for any reason, Employee shall be deemed to have resigned from all offices and directorships, if any, then held with the Company or any of its affiliates.

4. Severance Payments.

(a) Termination for Cause, or Termination Upon Death, Disability, Resignation from the Company Without Good Reason, Non-extension of Term by Employee or Company. If Employee’s employment shall terminate as a result of Employee’s death pursuant to Section 3(a)(i) or Disability pursuant to Section 3(a)(ii), pursuant to Section 3(a)(iii) for Cause, pursuant to Section 3(a)(vi) for Employee’s resignation from the Company without Good Reason, or for no reason, pursuant to Section 3(a)(vii) or (viii) due to non-extension of the Term by Employee or the Company, Employee shall not be entitled to any severance payments or benefits, except as provided in Section 3(c).

(b) Termination without Cause or Resignation with Good Reason.

(i) If Employee’s employment shall terminate without Cause pursuant to Section 3(a)(iv) or pursuant to Section 3(a)(v) due to Employee’s resignation for Good Reason, then, subject to Employee signing on or before the 45th day following Employee’s Separation from Service (as defined below), and not revoking, a release of claims in the form attached as Exhibit A to this Agreement (the “Release”), and Employee’s continued compliance with Sections 5 and 6, Employee shall receive, in addition to payments and benefits set forth in Section 3(c), the following:

(A) an amount in cash equal to one (1) times the Annual Base Salary of Employee as of the Date of Termination (without regard to any reduction that triggers a termination for Good Reason), payable in the form of salary continuation in regular installments over the twelve (12) month period following the date of Employee’s Separation from Service (the “Severance Period”) in accordance with the Company’s normal payroll practices; and

(B) if Employee elects to receive continued healthcare coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), the Company shall directly pay, or reimburse Employee for, the COBRA premiums for Employee and Employee’s covered dependents during the period commencing on Employee’s Separation from Service and ending upon the earliest of (X) the last day of the Severance Period, (Y) the date that Employee and/or Employee’s covered dependents become no longer eligible for COBRA or (Z) the date Employee becomes eligible to receive substantially comparable healthcare coverage from a subsequent employer.

In the event Employee fails to sign the Release within 45 days, or revokes the Release, then Employee will not be entitled to receive the additional consideration in subparts (i) and (ii).

(c) Change in Control. Notwithstanding anything to the contrary in Section 4(b), in the event Employee’s employment terminates without Cause pursuant to Section 3(a)(iv), or pursuant to Section 3(a)(vii) due to non-extension of the Term by the Company, in either case within one year following the date of a Change in Control: (i) with respect to Section 4(b)(i), in lieu of the amount specified therein, Employee shall be entitled to receive an amount in cash equal to two and one-half (2.5) times the Annual Base Salary, plus two and one-half (2.5) times the greater of the average of the Employee’s previous two years’ annual bonus payments or the Target Bonus, which cash payment shall be paid in a single lump sum within 30 days after the Employee’s Separation from Service if the Change in Control also constitutes a “change in control event” within the meaning of Treasury Regulation Section 1.409A-3(i)(5); and (ii) with respect to Section 4(b)(ii), Company shall continue to pay or reimburse Employee’s healthcare coverage for up to eighteen (18) months, subject to Section 4(b)(i)(B)(Y)-(Z).

(d) Survival. Notwithstanding anything to the contrary in this Agreement, the provisions of Sections 5 through 9 and Section 11 will survive the termination of Employee’s employment and the expiration or termination of the Term.

5. Competition. Employee acknowledges that the Company has provided and the Company agrees to continue to provide Employee with access to its confidential, proprietary, and/or trade secret information, including confidential information of third parties such as customers, suppliers, and business affiliates; specialized training and knowledge regarding the Company’s methodologies and business strategies; and/or support in the development of goodwill such as introductions and customer relationship information. The foregoing is not contingent on continued employment, but upon Employee’s use of the access, specialized training, and/or goodwill support provided by Company for the exclusive benefit of the Company and upon Employee’s full compliance with the restrictions on Employee’s conduct provided for in this Agreement. Ancillary to the rights provided to Employee as set forth in this Agreement, the Company’s provision of confidential, proprietary, and/or trade secret information, specialized training, and/or goodwill support to Employee, and Employee’s agreements regarding the use of same, in order to protect the value of any equity-based compensation, training, goodwill support and/or the confidential information described above, the Company and Employee agree to the following provisions against unfair competition, which Employee acknowledges represent a fair balance of the Company’s rights to protect its business and Employee’s right to pursue employment:

(a) Employee shall not, at any time during the Restriction Period, directly or indirectly engage in, have any equity interest in, interview for a potential employment or consulting relationship with or manage or operate any person, firm, corporation, partnership or business (whether as director, officer, employee, agent, representative, partner, security holder, consultant or otherwise) that engages in any business which competes with any portion of the Business (as defined below) of the Company in the United States; provided, however, in the event the Company terminates Employee’s employment without Cause or the Employee resigns for Good Reason, the post-termination restrictions set forth in this Section 5(a) shall be limited to the following: (a) Employee shall not, at any time during the Restriction Period following the Date of Termination, directly or indirectly engage in, have any equity interest in, interview for a potential employment or consulting relationship with or manage or operate any person, firm, corporation, partnership or business (whether as director, officer, employee, agent, representative, partner, security holder, consultant or otherwise) that engages in any business which competes in any material respect with any material portion of the Business (as defined below) of the Company within fifty (50) miles of (i) any oil or natural gas assets of the Company or (ii) any potential oil or natural gas assets where the Company has taken material steps to lease or purchase real property with respect to such potential assets within the six (6) month period immediately prior to the Date of Termination; provided, that the Company provides Employee with a written list of any such potential leases or real property within five (5) days following the Date of Termination. Nothing herein shall prohibit Employee from being a passive owner of not more than 2% of the outstanding equity interest in any entity that is publicly traded, so long as Employee has no active participation in the business of such entity.

(b) Employee shall not, at any time during the Restriction Period, directly or indirectly, recruit or otherwise solicit or induce any employee, customer, subscriber or supplier of the Company (i) to terminate its employment or arrangement with the Company, or (ii) to otherwise change its relationship with the Company. Employee shall not, at any time during the Restriction Period, directly or indirectly, either for Employee or for any other person or entity, (x) solicit any employee of the Company to terminate his or her employment with the Company, (y) employ any such individual during his or her employment with the Company and for a period of six months after such individual terminates his or her employment with the Company or (z) solicit or service any person who was a customer, supplier, licensee, licensor or other business relation of the Company in order to induce or attempt to induce such person to cease doing business with, or reduce the amount of business conducted with, the Company, or in any way interfere with the relationship between any such customer, supplier, licensee, licensor or other business relation of the Company.

(c) In the event the terms of this Section 5 shall be determined by any court of competent jurisdiction to be unenforceable by reason of its extending for too great a period of time or over too great a geographical area or by reason of its being too extensive in any other respect, it will be interpreted to, and may be modified by a court of competent jurisdiction to, extend only over the maximum period of time for which it may be enforceable, over the maximum geographical area as to which it may be enforceable, or to the maximum extent in all other respects as to which it may be enforceable, all as determined by such court in such action.

(d) As used in this Section 5, (i) the term “Company” shall include the Company and its direct and indirect parents and subsidiaries, (ii) the term “Business” shall mean the business of the Company and shall include the acquisition, exploration, exploitation and development of, oil and natural gas assets, and the acquisition of leases and other real property in connection therewith, as such business may be expanded or altered by the Company during the Term; and (iii) the term “Restriction Period” shall mean the period beginning on the Effective Date and ending on the date twelve (12) months following the Date of Termination, except that if Employee’s termination of employment occurs within one year following a Change in Control, Restriction Period shall mean the period beginning on the Effective Date and ending on the date six (6) months following the Date of Termination.

(e) Employee agrees, during the Term and following the Date of Termination, to refrain from disparaging the Company and its affiliates, including any of its services, technologies or practices, or any of its directors, officers, agents, representatives or stockholders, either orally or in writing. Nothing in this paragraph shall preclude Employee from making truthful statements that are reasonably necessary to comply with applicable law, regulation or legal process.

(f) Company agrees, during the Term and following the Date of Termination, to refrain from disparaging the Employee, including any of Employee’s services or practices, either orally or in writing. Nothing in this paragraph shall preclude Company from making truthful statements that are reasonably necessary to comply with applicable law, regulation or legal process.

(g) Employee represents that Employee’s employment by the Company does not and will not breach any agreement with any former employer, including any non-compete agreement or any agreement to keep in confidence or refrain from using information acquired by Employee prior to Employee’s employment by the Company. During Employee’s employment by the Company, Employee agrees that Employee will not violate any non-solicitation agreements Employee entered into with any former employer or improperly make use of, or disclose, any information or trade secrets of any former employer or other third party, nor will Employee bring onto the premises of the Company or use any unpublished documents or any property belonging to any former employer or other third party, in violation of any lawful agreements with that former employer or third party.

(h) Tolling. In the event Employee engages in conduct in violation of his covenants in Sections 5(a) or (b), the Restriction Period shall be extended for a period of time equal to the time in which Employee engaged in competitive activity prohibited by this Agreement.

6. Nondisclosure of Proprietary Information.

(a) Except in connection with the faithful performance of Employee’s duties hereunder or pursuant to Section 6(c) and (e), Employee shall, in perpetuity, maintain in confidence and shall not directly, indirectly or otherwise, use, disseminate, disclose or publish, or use for Employee’s benefit or the benefit of any person, firm, corporation or other entity any confidential or proprietary information or trade secrets of or relating to the Company (including, without limitation, business plans, business strategies and methods, acquisition targets, intellectual property in the form of patents, trademarks and copyrights and applications therefor, ideas, inventions, works, discoveries, improvements, information, documents, formulae, practices, processes, methods, developments, source code, modifications, technology, techniques, data, programs, other know-how or materials, owned, developed or possessed by the Company, whether in tangible or intangible form, information with respect to the Company’s operations, processes, products, inventions, business practices, finances, principals, vendors, suppliers, customers, potential customers, marketing methods, costs, prices, contractual relationships, regulatory status, prospects and compensation paid to employees or other terms of employment) (collectively, the “Confidential Information”), or deliver to any person, firm, corporation or other entity any document, record, notebook, computer program or similar repository of or containing any such Confidential Information. The Parties hereby stipulate and agree that, as between them, any item of Confidential Information is important, material and confidential and affects the successful conduct of the businesses of the Company (and any successor or assignee of the Company). Notwithstanding the foregoing, Confidential Information shall not include any information that has been published in a form generally available to the public prior to the date Employee proposes to disclose or use such information, provided, that such publishing of the Confidential Information shall not have resulted from Employee directly or indirectly breaching Employee’s obligations under this Section 6(a) or any other similar provision by which Employee is bound, or from any third-party breaching a provision similar to that found under this Section 6(a). For the purposes of the previous sentence, Confidential Information will not be deemed to have been published or otherwise disclosed merely because individual portions of the information have been separately published, but only if all material features comprising such information have been published in combination.

(b) Upon termination of Employee’s employment with the Company for any reason, Employee will promptly deliver to the Company all correspondence, drawings, manuals, letters, notes, notebooks, reports, programs, plans, proposals, financial documents, or any other documents or property concerning the Company’s customers, business plans, marketing strategies, products, property or processes.

(c) Employee may respond to a lawful and valid subpoena or other legal process but shall give the Company the earliest possible notice thereof, shall, as much in advance of the return date as possible, make available to the Company and its counsel the documents and other information sought and shall assist such counsel at Company’s expense in resisting or otherwise responding to such process.

(d) As used in this Section 6 and Section 7, the term “Company” shall include the Company and its direct and indirect parents and subsidiaries.

(e) Nothing in this Agreement shall prohibit Employee from (i) disclosing information and documents when required by law, subpoena or court order (subject to the requirements of Section 6(c) above), (ii) disclosing information and documents to Employee’s attorney or tax adviser for the purpose of securing legal or tax advice, (iii) disclosing Employee’s post-employment restrictions in this Agreement in confidence to any potential new employer, or (iv) retaining, at any time, Employee’s personal correspondence, Employee’s personal contacts and documents related to Employee’s own personal benefits, entitlements and obligations.

7. Inventions.

All rights to discoveries, inventions, improvements and innovations (including all data and records pertaining thereto) related to the business of the Company, whether or not patentable, copyrightable, registrable as a trademark, or reduced to writing, that Employee may discover, invent or originate during the Term, either alone or with others and whether or not during working hours or by the use of the facilities of the Company (“Inventions”), shall be the exclusive property of the Company. Employee shall promptly disclose all Inventions to the Company, shall execute at the request of the Company any assignments or other documents the Company may deem reasonably necessary to protect or perfect its rights therein, and shall assist the Company, upon reasonable request and at the Company’s expense, in obtaining, defending and enforcing the Company’s rights therein. Employee hereby appoints the Company as Employee’s attorney-in-fact to execute on Employee’s behalf any assignments or other documents reasonably deemed necessary by the Company to protect or perfect its rights to any Inventions.

8. Injunctive Relief.

It is recognized and acknowledged by Employee that a breach of the covenants contained in Sections 5, 6 and 7 will cause irreparable damage to Company and its goodwill, the exact amount of which will be difficult or impossible to ascertain, and that the remedies at law for any such breach will be inadequate. Accordingly, Employee agrees that in the event of a breach of any of the covenants contained in Sections 5, 6 and 7, in addition to any other remedy which may be available at law or in equity, the Company will be entitled to specific performance and injunctive relief without the need to post bond.

9. Assignment and Successors.

The Company may assign its rights and obligations under this Agreement to any successor to all or substantially all of the business or the assets of the Company (by merger or otherwise), and may assign or encumber this Agreement and its rights hereunder as security for indebtedness of the Company and its affiliates. This Agreement shall be binding upon and inure to the benefit of the Company, Employee and their respective successors, assigns, personnel and legal representatives, executors, administrators, heirs, distributees, devisees, and legatees, as applicable. None of Employee’s rights or obligations may be assigned or transferred by Employee, other than Employee’s rights to payments hereunder, which may be transferred only by will or operation of law. Notwithstanding the foregoing, Employee shall be entitled, to the extent permitted under applicable law and applicable Company Arrangements, to select and change a beneficiary or beneficiaries to receive compensation hereunder following Employee’s death by giving written notice thereof to the Company.

10. Certain Definitions.

(a) Cause. The Company shall have “Cause” to terminate Employee’s employment hereunder upon:

(i) the Board’s determination that Employee failed to substantially perform Employee’s duties as an employee of the Company (other than any such failure resulting from Employee’s Disability);

(ii) the Board’s determination that Employee failed in any material respect to carry out or comply with any lawful and reasonable directive of the Board consistent with the terms of this Agreement;

(iii) Employee’s material breach of this Agreement;

(iv) Employee’s conviction, plea of no contest, plea of nolo contendere, or imposition of unadjudicated probation for any felony or crime involving moral turpitude;

(v) Employee’s unlawful use (including being under the influence) or possession of illegal drugs on the Company’s (or any of its affiliate’s) premises or while performing Employee’s duties and responsibilities under this Agreement; or

(vi) Employee’s commission of an act of fraud, embezzlement, misappropriation, willful misconduct, or breach of fiduciary duty against the Company or any of its affiliates.

(b) Change in Control. “Change in Control” shall be as defined in the Athlon Energy Inc. 2013 Incentive Award Plan, without regard to any amendments to such plan that may be adopted after the date of Athlon Energy Inc.’s initial public offering.

(c) Date of Termination. “Date of Termination” shall mean (i) if Employee’s employment is terminated by Employee’s death, the date of Employee’s death; (ii) if Employee’s employment is terminated pursuant to Section 3(a)(ii) – (vi) either the date indicated in the Notice of Termination or the date specified by the Company pursuant to Section 3(b), whichever is earlier; (iii) if Employee’s employment is terminated pursuant to Section 3(a)(vii) or Section 3(a)(viii), the expiration of the then-applicable Term.

(d) Disability. “Disability” shall mean, at any time the Company or any of its affiliates sponsors a long-term disability plan for the Company’s employees, “disability” as defined in such long-term disability plan for the purpose of determining a participant’s eligibility for benefits, provided, however, if the long-term disability plan contains multiple definitions of disability, “Disability” shall refer to that definition of disability which, if Employee qualified for such disability benefits, would provide coverage for the longest period of time. The determination of whether Employee has a Disability shall be made by the person or persons required to make disability determinations under the long-term disability plan. At any time the

Company does not sponsor a long-term disability plan for its employees, Disability shall mean Employee’s inability to perform, with or without reasonable accommodation, the essential functions of Employee’s position with the Company for a total of three months during any six-month period as a result of incapacity due to mental or physical illness as determined by a physician selected by the Company or its insurers and acceptable to Employee or Employee’s legal representative, with such agreement as to acceptability not to be unreasonably withheld or delayed. Any refusal by Employee to submit to a medical examination for the purpose of determining Disability shall be deemed to constitute conclusive evidence of Employee’s Disability.

(e) Good Reason. “Good Reason” shall mean the occurrence of any of the following events without Employee’s express written consent:

(i) Any reduction in Employee’s Annual Base Salary, provided that Employee specifically terminates his employment for Good Reason hereunder within 90 days from the date that he has actual notice of any such reduction;

(ii) Any material breach by the Company of this Agreement, provided that Employee specifically terminates his employment for Good Reason hereunder within 90 days from the date that he has actual notice of such material breach;

(iii) Employee’s duties or responsibilities for the Company or its successor are materially reduced or there is any material change in Employee’s title or any material change in the types of positions reporting to Employee or the type of position to whom Employee reports, provided that Employee specifically terminates his employment for Good Reason hereunder within 90 days following his receipt of actual notice of such reduction or change; or

(iv) Any transfer of Employee’s primary place of employment of more than 50 miles from 420 Throckmorton Street, Fort Worth, Texas, provided that such transfer increases Employee’s commute by more than 50 miles, and provided, further, that Employee specifically terminates his employment for Good Reason hereunder within 90 days following such transfer.

In any case, if Employee desires to terminate his employment for Good Reason in accordance herewith, he shall first give written notice of the facts and circumstances providing the basis for Good Reason to the Board, and allow the Company 30 days from the date of such notice to remedy, cure or rectify the situation giving rise to Good Reason.

11. Miscellaneous Provisions.

(a) Governing Law. This Agreement shall be governed, construed, interpreted and enforced in accordance with its express terms, and otherwise in accordance with the substantive laws of the State of Texas without reference to the principles of conflicts of law of the State of Texas or any other jurisdiction, and where applicable, the laws of the United States.

(b) Validity. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

(c) Notices. Any notice, request, claim, demand, document and other communication hereunder to any Party shall be effective upon receipt (or refusal of receipt) and shall be in writing and delivered personally or sent by facsimile or certified or registered mail, postage prepaid, as follows:

(i) If to the Company:

420 Throckmorton Street, Suite 1200

Fort Worth, TX 76102

Attn: Chief Executive Officer

(ii) If to Employee, at the last address that the Company has in its personnel records for Employee.

or at any other address as any Party shall have specified by notice in writing to the other Party.

(d) Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, but all of which together will constitute one and the same Agreement. Signatures delivered by facsimile shall be deemed effective for all purposes.

(e) Entire Agreement. The terms of this Agreement are intended by the Parties to be the final expression of their agreement with respect to the employment of Employee by the Company and supersede all prior understandings and agreements, whether written or oral, including any employment agreement previously entered into between Employee and Athlon Energy LP (“Prior Agreement”). The Parties further intend that this Agreement shall constitute the complete and exclusive statement of their terms and that no extrinsic evidence whatsoever may be introduced in any judicial, administrative, or other legal proceeding to vary the terms of this Agreement.

(f) Amendments; Waivers. This Agreement may not be modified, amended, or terminated except by an instrument in writing, signed by Employee and a duly authorized officer of Company. By an instrument in writing similarly executed, Employee or a duly authorized officer of the Company, as applicable, may waive compliance by the other Party with any specifically identified provision of this Agreement that such other Party was or is obligated to comply with or perform; provided, however, that such waiver shall not operate as a waiver of, or estoppel with respect to, any other or subsequent failure. No failure to exercise and no delay in exercising any right, remedy, or power hereunder preclude any other or further exercise of any other right, remedy, or power provided herein or by law or in equity.

(g) No Inconsistent Actions. The Parties hereto shall not voluntarily undertake or fail to undertake any action or course of action inconsistent with the provisions or essential intent of this Agreement. Furthermore, it is the intent of the Parties hereto to act in a fair and reasonable manner with respect to the interpretation and application of the provisions of this Agreement.

(h) Construction. This Agreement shall be deemed drafted equally by both the Parties. Its language shall be construed as a whole and according to its fair meaning. Any presumption or principle that the language is to be construed against any Party shall not apply. The headings in this Agreement are only for convenience and are not intended to affect construction or interpretation. Any references to paragraphs, subparagraphs, sections or subsections are to those parts of this Agreement, unless the context clearly indicates to the contrary. Also, unless the context clearly indicates to the contrary, (a) the plural includes the singular and the singular includes the plural; (b) “and” and “or” are each used both conjunctively and disjunctively; (c) “any,” “all,” “each,” or “every” means “any and all,” and “each and every”; (d) “includes” and “including” are each “without limitation”; (e) “herein,” “hereof,” “hereunder” and other similar compounds of the word “here” refer to the entire Agreement and not to any particular paragraph, subparagraph, section or subsection; and (f) all pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the entities or persons referred to may require.

(i) Arbitration. Any controversy, claim or dispute arising out of or relating to this Agreement, shall be settled solely and exclusively by a binding arbitration process for employment claims administered by JAMS/Endispute in Fort Worth, Texas. Such arbitration shall be conducted in accordance with the then-existing JAMS/Endispute Rules of Practice and Procedure, with the following exceptions if in conflict: (a) one arbitrator who is a retired judge shall be chosen by JAMS/Endispute; (b) each Party to the arbitration will pay its pro rata share of the expenses and fees of the arbitrator, together with other expenses of the arbitration incurred or approved by the arbitrator; and (c) arbitration may proceed in the absence of any Party if written notice (pursuant to the JAMS/Endispute rules and regulations) of the proceedings has been given to such Party. Each Party shall bear its own attorneys fees and expenses. The Parties agree to abide by all decisions and awards rendered in such proceedings. Such decisions and awards rendered by the arbitrator shall be final and conclusive. All such controversies, claims or disputes shall be settled in this manner in lieu of any action at law or equity; provided, however, that nothing in this subsection shall be construed as precluding the bringing an action for injunctive relief or specific performance as provided in this Agreement. This dispute resolution process and any arbitration hereunder shall be confidential and neither any Party nor the neutral arbitrator shall disclose the existence, contents or results of such process without the prior written consent of all Parties. If JAMS/Endispute no longer exists or is otherwise unavailable, the Parties agree that the American Arbitration Association (“AAA’) shall administer the arbitration in accordance with its then-existing rules for employment claims. In such event, all references herein to JAMS/Endispute shall mean AAA. Notwithstanding the foregoing, Employee and the Company each have the right to resolve any issue or dispute over intellectual property rights by Court action instead of arbitration.

(j) Enforcement. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a portion of this Agreement; and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of such illegal, invalid or unenforceable provision there shall be added automatically as part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

(k) Withholding. The Company shall be entitled to withhold from any amounts payable under this Agreement any federal, state, local or foreign withholding or other taxes or charges which the Company is required to withhold. The Company shall be entitled to rely on an opinion of counsel if any questions as to the amount or requirement of withholding shall arise.

(l) Section 409A.

(i) General. The intent of the Parties is that the payments and benefits under this Agreement comply with or be exempt from Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations and guidance promulgated thereunder (collectively, “Section 409A”) and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in compliance therewith. If Employee notifies the Company that Employee has received advice of tax counsel of a national reputation with expertise in Section 409A that any provision of this Agreement would cause Employee to incur any additional tax or interest under Section 409A (with specificity as to the reason therefor) or the Company independently makes such determination, the Company and Employee shall take commercially reasonable efforts to reform such provision to try to comply with or be exempt from Section 409A through good faith modifications to the minimum extent reasonably appropriate to conform with Section 409A, provided that any such modifications shall not increase the cost or liability to the Company. To the extent that any provision hereof is modified in order to comply with or be exempt from Section 409A, such modification shall be made in good faith and shall, to the maximum extent reasonably possible, maintain the original intent and economic benefit to Employee and the Company of the applicable provision without violating the provisions of Section 409A.

(ii) Separation from Service. Notwithstanding anything in this Agreement to the contrary, any compensation or benefits payable under this Agreement that is designated under this Agreement as payable upon Employee’s termination of employment shall be payable only upon Employee’s “separation from service” with the Company within the meaning of Section 409A (a “Separation from Service”) and, except as provided below, any such compensation or benefits shall not be paid, or, in the case of installments, shall not commence payment, until the thirtieth (30th) day following Employee’s Separation from Service. Any installment payments that would have been made to Employee during the thirty (30) day period immediately following Employee’s Separation from Service but for the preceding sentence shall be paid to Employee on the thirtieth (30th) day following Employee’s Separation from Service and the remaining payments shall be made as provided in this Agreement.

(iii) Specified Employee. Notwithstanding anything in this Agreement to the contrary, if Employee is deemed by the Company at the time of Employee’s Separation from Service to be a “specified employee” for purposes of Section 409A, to the extent delayed commencement of any portion of the benefits to which Employee is entitled under this Agreement is required in order to avoid a prohibited distribution under Section 409A, such portion of Employee’s benefits shall not be provided to Employee prior to the earlier of (i) the expiration of the six-month period measured from the date of Employee’s Separation from Service with the Company or (ii) the date of Employee’s death. Upon the first business day following the expiration of the applicable Section 409A period, all payments deferred pursuant to the preceding sentence shall be paid in a lump sum to Employee (or Employee’s estate or beneficiaries), and any remaining payments due to Employee under this Agreement shall be paid as otherwise provided herein.

(iv) Expense Reimbursements. To the extent that any reimbursements under this Agreement are subject to Section 409A, any such reimbursements payable to Employee shall be paid to Employee no later than December 31 of the year following the year in which the expense was incurred; provided, that Employee submits Employee’s reimbursement request promptly following the date the expense is incurred, the amount of expenses reimbursed in one year shall not affect the amount eligible for reimbursement in any subsequent year, other than medical expenses referred to in Section 105(b) of the Code, and Employee’s right to reimbursement under this Agreement will not be subject to liquidation or exchange for another benefit.

(v) Installments. Employee’s right to receive any installment payments under this Agreement, including without limitation any continuation salary payments that are payable on Company payroll dates, shall be treated as a right to receive a series of separate payments and, accordingly, each such installment payment shall at all times be considered a separate and distinct payment as permitted under Section 409A. Except as otherwise permitted under Section 409A, no payment hereunder shall be accelerated or deferred unless such acceleration or deferral would not result in additional tax or interest pursuant to Section 409A.

12. Indemnification.

During and after the Term, the Company shall maintain and provide Employee with customary directors’ and officers’ insurance, and shall indemnify Employee and his legal representatives to the fullest extent permitted by law and the By-Laws of the Company as in effect on the date hereof, against all damages, costs, expenses and other liabilities incurred or sustained by Employee or his legal representatives in connection with any suit, action or proceeding to which Employee or his legal representatives may be made a party by reason of Employee being or having been a director or officer of the Company or any affiliate of the Company, or having served in any other capacity or taken any other action purportedly on behalf of or at the request of the Company or any affiliate of the Company. During and after the Term and without the need for further approval by the Company’s Board of Directors, the Company will promptly advance or pay any and all amounts for costs or expenses (including but not limited to legal fees and expenses reasonably incurred by counsel of Employee’s choice retained by Employee) for which Employee may claim the Company is obligated to indemnify him. Employee undertakes to repay such amounts if it is ultimately determined that he is not entitled to be indemnified by the Company as provided in this Section 12.

13. Employee Acknowledgement.

Employee acknowledges that Employee has read and understands this Agreement, is fully aware of its legal effect, has not acted in reliance upon any representations or promises made by the Company other than those contained in writing herein, and has entered into this Agreement freely based on Employee’s own judgment.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date and year first above written.

COMPANY

By:	/s/ Robert C. Reeves
Name: Robert C. Reeves
Title: President and Chief Executive Officer

EMPLOYEE

By:	/s/ Jennifer L. Palko
Jennifer L. Palko

[Signature Page to Palko Employment Agreement]

EXHIBIT A

Form of Release

This Agreement and Release (“Agreement”) is made by and between Jennifer L. Palko (“Employee”) and Athlon Holdings LP (the “Company”) (collectively, referred to as the “Parties” or individually referred to as a “Party”). Capitalized terms used but not defined in this Agreement shall have the meanings set forth in the Employment Agreement (as defined below).

WHEREAS, the Parties have previously entered into that certain Employment Agreement, dated as of August 7, 2013 (the “Employment Agreement”); and

WHEREAS, in connection with the Employee’s termination of employment with the Company or a subsidiary or affiliate of the Company effective             , 20    , the Parties wish to resolve any and all disputes, claims, complaints, grievances, charges, actions, petitions, and demands that the Employee may have against the Company and any of the Releasees as defined below, including, but not limited to, any and all claims arising out of or in any way related to Employee’s employment with or separation from the Company or its subsidiaries or affiliates.

NOW, THEREFORE, in consideration of the Severance Payments described in Section 4 of the Employment Agreement, which, pursuant to the Employment Agreement, are conditioned on the Employee’s execution and non-revocation of this Agreement, and in consideration of the mutual promises made herein, the Company and Employee hereby agree as follows:

1. Severance Payments; Salary and Benefits. The Company agrees to provide Employee with the severance payments and benefits described in Sections 4(b) and 4(c) of the Employment Agreement, payable at the times set forth in, and subject to the terms and conditions of, the Employment Agreement. In addition, to the extent not already paid, and subject to the terms and conditions of the Employment Agreement, the Company shall pay or provide to the Employee all other payments or benefits described in Section 3(c) of the Employment Agreement, subject to and in accordance with the terms thereof.

2. Release of Claims. Employee agrees that the foregoing consideration represents settlement in full of all outstanding obligations owed to Employee by the Company, any of its direct or indirect subsidiaries and affiliates (including, without limitation,                      and its respective affiliated entities), and any of its current and former officers, directors, equity holders, managers, employees, agents, investors, attorneys, shareholders, administrators, affiliates, benefit plans, plan administrators, insurers, trustees, divisions, and subsidiaries and predecessor and successor corporations and assigns (collectively, the “Releasees”). Employee, on his own behalf and on behalf of any of Employee’s affiliated companies or entities and any of their respective heirs, family members, executors, agents, and assigns, hereby and forever releases the Releasees from, and agrees not to sue concerning, or in any manner to institute, prosecute, or pursue, any claim, complaint, charge, duty, obligation, or cause of action relating to any matters of any kind, whether presently known or unknown, suspected or unsuspected, that Employee may possess against any of the Releasees arising from any omissions, acts, facts, or damages that have occurred up until and including the Effective Date (as defined in Section 7 below), including, without limitation:

(a) any and all claims relating to or arising from Employee’s employment or service relationship with the Company or any of its direct or indirect subsidiaries or affiliates and the termination of that relationship;

(b) any and all claims relating to, or arising from, Employee’s right to purchase, or actual purchase of any shares of stock or other equity interests of the Company or any of its affiliates, including, without limitation, any claims for fraud, misrepresentation, breach of fiduciary duty, breach of duty under applicable state corporate law, and securities fraud under any state or federal law;

(c) any and all claims for wrongful discharge of employment; termination in violation of public policy; discrimination; harassment; retaliation; breach of contract, both express and implied; breach of covenant of good faith and fair dealing, both express and implied; promissory estoppel; negligent or intentional infliction of emotional distress; fraud; negligent or intentional misrepresentation; negligent or intentional interference with contract or prospective economic advantage; unfair business practices; defamation; libel; slander; negligence; personal injury; assault; battery; invasion of privacy; false imprisonment; conversion; and disability benefits;

(d) any and all claims for violation of any federal, state, or municipal statute, including, but not limited to, Title VII of the Civil Rights Act of 1964; the Civil Rights Act of 1991; the Rehabilitation Act of 1973; the Americans with Disabilities Act of 1990; the Equal Pay Act; the Fair Labor Standards Act; the Fair Credit Reporting Act; the Age Discrimination in Employment Act of 1967; the Older Workers Benefit Protection Act; the Employee Retirement Income Security Act of 1974; the Worker Adjustment and Retraining Notification Act; the Family and Medical Leave Act; the Sarbanes-Oxley Act of 2002;

(e) any and all claims for violation of the federal or any state constitution;

(f) any and all claims arising out of any other laws and regulations relating to employment or employment discrimination;

(g) any claim for any loss, cost, damage, or expense arising out of any dispute over the non-withholding or other tax treatment of any of the proceeds received by Employee as a result of this Agreement; and

(h) any and all claims for attorneys’ fees and costs.

Employee agrees that the release set forth in this section shall be and remain in effect in all respects as a complete general release as to the matters released. This release does not release claims that cannot be released as a matter of law, including, but not limited to, Employee’s right to file a charge with or participate in a charge by the Equal Employment Opportunity Commission, or any other local, state, or federal administrative body or government agency that is authorized to enforce or administer laws related to employment, against the Company (with the understanding that Employee’s release of claims herein bars Employee from recovering such monetary relief from the Company or any Releasee), claims for unemployment compensation or any state disability insurance benefits pursuant to the terms of applicable state law, claims to continued participation in certain of the Company’s group benefit plans pursuant to the terms and

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conditions of COBRA, claims to any benefit entitlements vested as the date of separation of Employee’s employment, pursuant to written terms of any employee benefit plan of the Company or its affiliates and Employee’s right under applicable law and the Company’s D&O policy to seek indemnity for acts committed, or omissions, within the course and scope of the Employee’s employment duties.

3. Acknowledgment of Waiver of Claims under ADEA. Employee understands and acknowledges that he is waiving and releasing any rights he may have under the Age Discrimination in Employment Act of 1967 (“ADEA”), and that this waiver and release is knowing and voluntary. Employee understands and agrees that this waiver and release does not apply to any rights or claims that may arise under the ADEA after the Effective Date of this Agreement. Employee understands and acknowledges that the consideration given for this waiver and release is in addition to anything of value to which Employee was already entitled. Employee further understands and acknowledges that he has been advised by this writing that: (a) he should consult with an attorney prior to executing this Agreement; (b) he has 21 days within which to consider this Agreement; (c) he has 7 days following his execution of this Agreement to revoke this Agreement; (d) this Agreement shall not be effective until after the revocation period has expired; and (e) nothing in this Agreement prevents or precludes Employee from challenging or seeking a determination in good faith of the validity of this waiver under the ADEA, nor does it impose any condition precedent, penalties, or costs for doing so, unless specifically authorized by federal law. In the event Employee signs this Agreement and returns it to the Company in less than the 21 day period identified above, Employee hereby acknowledges that he has freely and voluntarily chosen to waive the time period allotted for considering this Agreement.

4. Severability. In the event that any provision or any portion of any provision hereof or any surviving agreement made a part hereof becomes or is declared by a court of competent jurisdiction or arbitrator to be illegal, unenforceable, or void, this Agreement shall continue in full force and effect without said provision or portion of provision.

5. No Oral Modification. This Agreement may only be amended in a writing signed by Employee and a duly authorized officer of the Company.

6. Governing Law; Dispute Resolution. This Agreement shall be subject to the provisions of Sections 11(a) and 11(i) of the Employment Agreement.

7. Effective Date. If the Employee has attained or is over the age of 40 as of the date of Employee’s termination of employment, then each Party has seven days after that Party signs this Agreement to revoke it and this Agreement will become effective on the eighth day after Employee signed this Agreement, so long as it has been signed by the Parties and has not been revoked by either Party before that date (the “Effective Date”).

8. Voluntary Execution of Agreement. Employee understands and agrees that he executed this Agreement voluntarily, without any duress or undue influence on the part or behalf of the Company or any third party, with the full intent of releasing all of his claims against the Company and any of the other Releasees. Employee acknowledges that: (a) he has read this Agreement; (b) he has not relied upon any representations or statements made by the Company

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that are not specifically set forth in this Agreement; (c) he has been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of his own choice or has elected not to retain legal counsel; (d) he understands the terms and consequences of this Agreement and of the releases it contains; and (e) he is fully aware of the legal and binding effect of this Agreement.

9. The restrictive covenants contained in Sections 5-8 of the Employment Agreement remain in effect and are not superseded or modified by this Agreement.

IN WITNESS WHEREOF, the Parties have executed this Agreement on the respective dates set forth below.

Dated:
Jennifer L. Palko

ATHLON HOLDINGS LP

Dated:	By:
Name:
Title:

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